Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

CNNFN INTERVIEW – JANUARY 15, 2004

MODERATOR

     There are so many subplots to the JPMorgan Chase Bank One deal. One of them is the return of Jamie Dimon, now CEO of Bank One but former heir apparent at Citigroup until he left in 1998. And others. JPMorgan’s joining the consolidation wave, and the impact on retail banking, of course, job cuts too. Earlier this morning I spoke to Mr. Dimon and JPMorgan Chase Chief, Bill Harrison. I began by asking about the strategic fit, why Bank One is important at this time.

BILL HARRISON

     We think having size in both wholesale and retail is important. When you look at JPMorgan Chase, we were too heavily weighted on the investment banking wholesale side. The Bank One merger really gives us the balance there that we think will be tremendously valuable going forward.

MODERATOR

     Jamie, what kind of growth prospects are there in the retail side of the business? We hear so much about the consumer getting tapped out. I guess that’s not coming any time soon?

JAMIE DIMON

     You know, you’d be surprised. Credit card retail banking, you know we were growing $100,000 accounts per quarter. So far this year, credit card spending is up, our consumer lending business is growing. So I think if you run a business well you grow. This is a lot more opportunity here so, hopefully we’ll be able to grow a little bit faster.

MODERATOR

     Of course when deals are announced already there are speculations on what’s next. Questions for you Jamie. There’s some talk, although it’s highly unlikely, there would be a higher bid. Does that matter:

JAMIE DIMON

     I don’t think there will be a higher bid and we’re going to build this company and try to make it the best one in the world.

MODERATOR

     Bill, let me go back to you as far as integration of mergers. We have seen in the last couple of years some rough going as you try to align two separate companies. How is this going to be different?

BILL HARRISON

     Well the JPMorgan merger, I would suggest, from an execution perspective as well as any of our big mergers have gone, and a result of that was that we’ve created a world-class investment bank. What happened during that time of the merger was the market crashed. We made some mistakes that really weren’t related to the merger in terms of over concentration and private equity and lending, which weren’t related to the merger. They hurt us financially but the merger itself certainly achieved more than the strategic vision that I saw. So I have no doubt that we’ll execute this well and I’ll just say that we rolled this out yesterday with the top three levels of management already identified, already on an organizational chart. We have an Office of the Chairman identified, the Executive Committee identified, so I think the execution here is going to be great and also that is complimented greatly by the fact that these businesses are so complimentary and the people are so complimentary.

MODERATOR

     Jamie, a question for you. Of course, once this was announced, the analysts got busy. I read one comment on a wire service that said that you have proven yourself on the cost cutting side and we know that there is going to be some job cuts here with this deal, but not on the revenue side. How would you answer that?

JAMIE DIMON

     Well, you know I don’t think that’s really true. But the deal isn’t about me or what we did in the past. The deal is about what are we going to do going forward and we will make our shareholders and our customers and our employees very proud of this place.

MODERATOR

     How?

JAMIE DIMON

     By growing it, getting the consolidations done, innovation, product services, basic execution and performance.

MODERATOR

     Bill, back to you. Let’s talk a little bit about the future and looking in the past. JPMorgan is just one of those names so long associated with Wall Street. It’s got a great history. How is the next chapter being written by this merger?

BILL HARRISON

     Well the next chapter is part of a vision of building real scale in leadership positions in our core businesses and our core businesses are investment banking and retail banking and this merger really achieves a lot of that. Scale does matter in today’s global world, leadership positions matter and the right culture matters, and I think this merger creates all of those. We’ll work hard on creating and jelling the cultures. We know how to do that. It’s not always easy for the first year or so but I think we’re both very good at it, we understand it and this will create a strategic platform that I think is going to be outstanding.

MODERATOR

     When does it pay off on the earnings side Bill?

BILL HARRISON

     Well it becomes creative when we achieve the full synergies of $2.2 billion. Its cash are created earlier than that. As an earnings matter, the earnings stream will be much more balanced in what JPMorgan Chase had, which was too heavily weighted to more market sensitive revenues. This is much more balanced, I think. We should achieve the higher multiple, so that will be good for our shareholders.

MODERATOR

     I don’t have a lot of time left Bill but let me ask you this about the timing here. Should we read it into anything as far as anything that’s going on on Wall Street. You would think we’ve got a full market underway that investment banking would be more important. Is it going to be still?

BILL HARRISON

     Well investment banking has been really further ahead in terms of consolidation than the retail side. They are a handful of investments banks that are really the leaders in the world. We believe in globalization. There’ll be huge opportunities, so that’s a very good growth business. Now, we’re well positioned on the retail side, as Jamie was talking about, so I think we’re very well positioned in both.

MODERATOR

     Jamie back to you. You said this wasn’t about you. I’m going to actually say in many ways it is because the headlines are focusing on the drama of your past association with Sandy Weill and the future. It all comes down to one thing in the end though. It makes great headlines. Are you a greater leader than Sandy Weill.

JAMIE DIMON

     (Chuckle) Let me say that I’ve learned a tremendous amount from Sandy and I am going to be a competitor of Sandy Weill, so we shall look forward to that with a little bit of relish.

MODERATOR

     Well it’s all about banking today on Wall Street, of course.

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

CNBC – 7:00 A.M. INTERVIEW

MODERATOR

     Good morning gentlemen. Thank you very much for being with us.

WILLIAM HANSON/JAMIE DIMON

     Good morning, nice to be here. Good morning Mark.

MODERATOR

     I’ll just let you gentlemen decide who answers what question. The first question I have is, the premium is about 14% and that’s below the average premium we’ve seen in banking deals over the last year or so. Why is that?

BILL HARRISON

     Jamie and I wanted to structure a deal that was good for both sets of shareholders, a transaction that would create great long-term value, a model that was both strong in wholesale and consumer, and I think this structure does that. The premium closed yesterday was around 14%. On a one-month basis, it’s around 8% or 9%. So we think it’s a fair deal based on the structure of the overall transaction.

MODERATOR

     So Mr. Dimon, you didn’t think you could get more, aah?

JAMIE DIMON

     You know, I always look at something like this, where you really want is a total fair exchange which is good for both parties, and aah, we negotiated and I think what we did is going to be great for our shareholders. I’m totally comfortable about that and, you know, a little bit more premium wouldn’t have made any difference whatsoever.

MODERATOR

     Okay, well buying Bank One gives Chase, as I understand it, a big retail presence in the Midwest, which is an area you are trying to improve on. What does this purchase do for Bank One?

BILL HARRISON

     Well, if you look at the pieces, the strategic fit is unbelievable and retail banking, small business, consumer lending, middle market, treasury services, wholesale banking, asset management – every single business is strengthened, bigger, more innovation, more procs, more services, so it’s really an unbelievable fit.

MODERATOR

     Gentlemen, let me just pose a question. Obviously in a deal of this size, people are going to be talk about cost savings. Maybe you could allude to how big the cost savings could be here and talk about some of the synergies in this deal.

JAMIE

     Well the number that we announced yesterday was $2.2 billion of cost saves, that’s about 7% of the combined firm, about 21% of the smaller firms. So based on comparables, that’s a reasonably conservative number we think will achieve that. We’ve done a lot of work on that and that will ultimately create a lot of value for our shareholders.

FEMALE SPEAKER

     Good morning Mr. Harrison. As I understand it, (this is Alexis Glick) when you did the deal, the JPMorgan Chase deal, the real goal there was to build an investment banking business. This seems like quite a change based on what your original intentions are. Are you looking purely for diversification, in particular with the financial market starting to improve? Is this a change in strategy?

BILL HARRISON

     No, it’s not a change. Jamie and I have been part of the consolidation process for a long time, have a lot of experience there on both wholesale and retail. JPMorgan Chase was a wholesale and retail bank. That particular deal, Morgan and Chase, created a heavier weighting on the investment banking wholesale side. I’ve always said, if the right transaction came along that was good for our shareholders, that gave us greater balance with retail and wholesale, I would seriously consider it. This situation came along, I couldn’t be happier with it, and I’ll tell you, Bank One clearly was the first choice for us to do something like this. Jamie Dimon was first choice for someone to be my partner and someone who could succeed me in two years. So I think this is good for everybody.

MODERATOR

     Thank you. Aah — Joe Kernan and we know that everyone has an opinion, obviously, and we’ve heard about opinion. For one analyst says, “our initial thoughts on the prospects of the new JPMorgan as investment are notably lukewarm. It reminds us all too well of the ‘95 merger between the volatile and growth challenged First Chicago and the well managed and conservative NDD Bank Corp.” I’m not going to say which one is which, but can you comment on that?

BILL HARRISON

     Well, I would just say again that Jamie and I have been through as many mergers over the last ten years as any two executives out there combined. Mergers are always a challenge. We have no doubt that we will create great value here. The overlap, as Jamie was saying, on these businesses are unbelievable. It’s just hugely complimentary; it is more of a consumer retail merger, and it is very complimentary there. So, I’m not saying this will be an easy deal, but we are highly confident that we’ll execute this well.

MODERATOR

     And what about the loose in ‘04? What’s your estimate? This guy estimates 6% from JPM.

BILL HARRISON

     Well, ‘04 is a bad year because this year you have a lot of extra costs, etc. The full year run rate will be about a negative 1% or 2% for JPMorgan on a gap basis, and about a positive, if I can remember, 5% or so on a cash basis. Remember, cash is what pooling would have done. So it shows you that counting drives a lot of stuff. The economic value would be there and I would bet my bottom dollar that analyst is wrong and will admit it in about 18 months.

MODERATOR

     Aah, Jamie, this is David Faber

JAMIE DIMON

     Hey David

DAVID FABER

     Hi. While acknowledging of course that you did a very good job getting the stock price up, I think you bought what, $2 million shares of 28 when you came in.

JAMIE DIMON

     Right

DAVID FABER

     Nonetheless, following on Mark’s point from earlier, there are probably going to be some investors that say, “You know what, he didn’t auction this thing, he might have been able to get a higher price from somebody else, but he took the deal where he knew he was going the job.” What do you say to those people?

JAMIE DIMON

     You know, first of all, I think woulda, coulda, shoulda, you know, you can spend the rest of your life thinking about what you could have done. You know, we spoke extensively to our Board about all of our strategic options. You know, selling a company is one of them. This is a merger – the Management teams are being merged, the Boards are being merged. The fit is, it’s really compelling and I think a lot of the analysts when they look at the facts will say that it was completely compelling and we will make it pay for shareholders, and I’ll make a bet it will pay better than we’ve sold out for 30% premium.

DAVID FABER

     You know, when you came into Bank One, you bought those two million shares, you made a real statement there, putting your money where your mouth is. Are you going to roll those into JPM shares and will you even buy more?

JAMIE DIMON

     Every single penny that was in Bank One is going to be rolled in JPMorgan. And I’m going to keep it until I die here.
(Chuckle)

DAVID FABER

     You’ve got plenty of money, I guess you can do that. Mr. Harrison, you know, execution is certainly the key here. Your bank has both been lauded for some of the execution on previous deals and criticized, especially over the last couple of years, given what had been poor performance until the last year of the JPMorgan deal itself. What plans do you have in place to try to execute here? Have you already identified various executives who will take slots into the combination?

BILL HARRISON

     You know David, I’ll just remind you that the execution of JPMorgan Chase deal was actually very good from a merger perspective. We just made some mistakes that really didn’t relate to the merger that created sub-par financial performance. So I would argue that all of our deals have been executed well. In terms of going forward, we’ve already made management decisions at least three levels down in the organization. That’s terrific. When you can do that and roll out a deal in day one with that kind of organization in place, you start with a lot of head wind behind you. We have an Executive Committee announced; we’ve got an Office of the Chairman announced. So, I feel very good about where we’ll be on execution here.

DAVID FABER

     Do you feel like you’re going to keep your some of your senior people, you know, Coulter and Layton and Jimmy Lee. Are they all signed on to stay under the new regime?

BILL HARRISON

     Aah, well, the nice thing about this deal, as Jamie was saying, it is very complimentary. Most of the key people on both sides are part of the new organization in a very logical way – without a bunch of co-heads and without forcing anything. So, we’ll have an Office of the Chairman, that’s Jamie and myself, Don Layton and David Coulter, a Management team there that’s experienced, I think, as any team in the business and an Executive Committee that has a wealth of experience. So the people fit here is extremely good. Again, we’ve been through a lot of mergers. I would say the people fit is, without question, better than any deal that I’ve been through. The same is true with the business fit.

DAVID FABER

     How long did you want to do this for, Mr. Harrison? How long have you been considering this? How long have you two gentlemen been talking? I’d heard that, some sources told me, on and off, but only recently had you really got down to actually trying to get a deal?

BILL HARRISON

     Well, Jamie and I have been friends for a long time. We were talking about that last night. It goes back ten years or so. When I called him, he was trying to get some business when he was with Commercial Credit. But, we talked, we’re both believers in consolidation and industry. It became serious in November. It was just so compelling then and we structured a deal over a two or three months time frame, but here we are.

JAMIE DIMON

     Could I just add one thing on this execution. Remember, a lot of the Management team knows each other. Bill is on the Board of Heidi Miller. I know a lot of the people at JPMorgan and vice versa. Number 2 — We believe the number that we’ve put in for cost savings are conservative. We didn’t stretch them. Both sides believe that. Number 3 – no revenue synergies. I’d be shocked if there aren’t some. There may be a little upset in the short run, but I’d be shocked. So, we’re not out there trying to tout something and oversell it. We think that what we put in front of you is absolutely achievable.

MODERATOR

     In terms of the cost savings, how many layoffs are going to result? I heard one estimate this morning about 10,000. Do you agree with that number?

JAMIE DIMON

     We think it will be about 10,000. Remember, there’s 140,000 employees in America, takes place over two or three years, so it’s 10,000 jobs, not 10,00 layoffs. And if we do it right, you know Bill had been talking yesterday, and we do want to grow and we can maybe grow into some of that. There’s a lot of attrition in these companies, so we’ll do it right with a lot of dignity for the employees for the combined companies.

BILL HARRISON

     And I’ll just add, as part of all that, we’ll have the retail headquarters, as we announced yesterday, in Chicago, a major market for this new firm that will be very, very important for us.

FEMALE SPEAKER

     Jamie, just for a second. Talk about the financials as far as the cost associated with putting this deal together.

JAMIE DIMON

     You know, we estimate that about $3 billion but that obviously will change overtime as we decide how exactly we will go about it. You talked about a merger before, Chicago, you know Bill has made a tremendous move to Chicago. We’re flying there later. It will be the headquarters of the consumer financial services side of the company. You know Bill, right from the start, understood how important that is. So, we’re going to make this as vibrant, healthy company for Chicago. And he said, right from the start, well it’s an increase in shareholders. They actually know how committed we are. So, we’re flying there later today and I think it’s just real important for the town of Chicago.

MODERATOR

     Jamie, last quick question here. The whole idea is to increase the growth rate. Are you going to be able to do that?

JAMIE DIMON

     I certainly expect so.

MODERATOR

     Quickly?

JAMIE DIMON

     We will make all the right decisions and hopefully we’ll be growing and be thrilled over the next couple of years.

BILL HARRISON

     And David, in addition to a growth model, which I think this will clearly be, we’ll have a steadier earning stream balance between wholesale and retail, which hopefully will get a higher valuation.

MODERATOR

     Was part of the reason for this deal the fact that the banking cycle is turned over and this is one of the few ways you can grow?

BILL HARRISON

     Again, we’ve been through consolidation. Consolidation will continue in this industry. We want to be an end game player. This establishes the fact that we will be if we manage this place like wt think we can. We believe that size matters and there we have big size and wholesale globally. We have big size in consumer in the United States.

MODERATOR

     Alright gentlemen, thank you very much for spending the time with us. We appreciate it.

BILL HARRISON/JAMIE DIMON

     Thank you.

MODERATOR

     William Harrison, Chairman and CEO of JPMorgan Chase. James is Chairman and CEO of Bank One and a $58 billion merger.

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

[The following is a posting made available on JPMorgan Chase’s website]

Merger talking points

I’m pleased to inform you that JPMorgan Chase and Bank One have agreed to merge, creating one of the leading global financial services enterprises, with assets of nearly $1.1 trillion.

Together, JPMorgan Chase and Bank One will be able to serve you with an outstandingly broad range of products and services.

The merged company, known as JPMorgan Chase, will be headquartered in New York, with the retail financial services business — which includes the consumer banking, small business banking and consumer lending activities with the exception of credit card — headquartered in Chicago. The middle market business will also be headquartered in Chicago.

Both the JPMorgan Chase and Bank One retail brands are highly respected in their own markets, and we will continue to use both while research is conducted to determine a long-term retail brand strategy. The JPMorgan brand will be used for the wholesale businesses.

Our leadership team, comprising many of the most experienced professionals in our industry, is committed to ensuring that this transaction is completed with minimal disruption.

Both companies have long been committed to their communities, to good corporate citizenship, and to making a full range of financial services available to all segments of the communities. That will continue.

The combination of these two great institutions will further enhance our ability to serve you with the innovation and efficiency you expect from us. We are excited about creating a new financial services leader and look forward to continuing to serve you for many years to come.

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.